

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-54447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

REQUIRED INFORMATION

1. Financial Statements.

Note: On June 29, 2011, Naugatuck Valley Financial Corporation, a federal corporation (Commission File Number 000-50876) (the "Federal Corporation"), filed the Annual Report on Form 11-K on behalf of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") for the fiscal year ended December 31, 2010. On said date, Naugatuck Valley Financial Corporation, a Maryland corporation (Commission File Number 0-54447) (the "Maryland Corporation"), completed its public stock offering in connection with the conversion of Naugatuck Valley Mutual Holding Company from the mutual holding company to the stock holding company form of organization. As a result of the conversion, the Maryland Corporation succeeded the Federal Corporation becoming the successor issuer of the Federal Corporation as a result of the Form 8-K 12(g)3 filed by the Maryland Corporation. The Maryland Corporation, as successor of the Federal Corporation, is filing the Plan's financial statements in this Form 11-K/A for the fiscal year ended December 31, 2010, prepared in accordance with the reporting financial requirements of the Employee Retirement Income Security Act of 1974.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Report of Independent Auditor

To the Participants and Administrator of
the Naugatuck Valley Savings and Loan Employee Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
October 14, 2011

NAUGATUCK VALLEY SAVINGS AND LOAN EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2010	2009
Assets		
Investments at fair value	$ 4,093,316	$ 3,145,424
Receivables:		
Notes receivable from participants	145,768	75,213
Participant contributions	-	6,832
Employer contributions	183,000	3,694
Total receivables	328,768	85,739
Total assets	4,422,084	3,231,163
Liabilities		
Net trades pending settlement	25,008	523
Net assets available for benefits, including investments at fair value	4,397,076	3,230,640
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,290)	-
Net assets available for benefits	$ 4,383,786	$ 3,230,640

The accompanying notes are an integral part of these financial statements.

Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,	
	2010	2009
Additions to net assets attributable to:		
Investment income:		
Net appreciation in fair value of investments	$ 410,238	$ 439,778
Dividends	39,604	46,080
Total investment income	449,842	485,858
Interest income on notes receivable from participants	5,371	5,333
Contributions:		
Participant	394,519	387,454
Employer	382,862	197,568
Rollover	3	-
Total contributions	777,384	585,022
Total additions	1,232,597	1,076,213
Deductions from net assets attributable to:		
Benefits paid to participants	77,162	45,832
Administrative expenses	2,289	5,237
Total deductions	79,451	51,069
Net increase	1,153,146	1,025,144
Net assets available for benefits		
Beginning of year	3,230,640	2,205,496
End of year	$ 4,383,786	$ 3,230,640

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Naugatuck Valley Savings and Loan and Naugatuck Valley Mortgage Servicing Corp., its wholly-owned subsidiary (collectively, the "Bank"), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration

The Bank is the Sponsor and Plan Administrator of the Plan. The trust fund is the medium used for the accumulation of assets from which benefits will be distributed. Through April 1, 2009, the Trustee, Custodian and record keeper for the Plan was ING Life Insurance and Annuity Company ("ING"), at which time Reliance Trust Company ("Reliance") became the Trustee and Fidelity Investments ("Fidelity") became the Custodian. Concurrent with the change in Trustee and Custodian, the Plan hired The Newport Group to assume record keeping responsibilities. ING was responsible for the execution of all investment transactions through April 1, 2009, at which time Fidelity assumed responsibilities for the execution of all investment transactions.

Eligibility

An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of January or July after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service ("IRS") defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan.

Employer Matching Contributions

Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant's elective salary deferrals. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year.

1. **Description of the Plan** – *(Continued)*

Each year, on behalf of each non-highly compensated participant, the Bank may make a discretionary Qualified Non-Elective Contribution ("QNEC") contribution equal to a uniform percentage of the participant's compensation. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. Participants will share in the QNEC contribution for the year regardless of the number of hours of service credited in the year of their death, disability, or retirement.

Participant Accounts

Each participant account is credited with participant contributions, any matching contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants may direct the investment of their accounts into any of the investment options offered under the Plan.

Vesting

Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and QNEC contributions. With respect to participant a mounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. A participant will also be fully vested at the time of early retirement if the participant has attained the age of 55 and has completed at least 5 years of service. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70½. Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $5,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $5,000, the participant must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant must first waive the annuity form of payment.

Forfeited Accounts

At December 31, 2010 and 2009 forfeited nonvested accounts totaled $1,571 and $8,682, respectively. These amounts may be used to reduce future employer contributions or to pay Plan expenses.

1. **Description of the Plan** – *(Continued)*

Notes Receivable from Participants

Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participant's vested interest. The loans are collateralized by the participant's vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date. Principal and interest is paid through weekly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution) the participant's loan becomes immediately due and payable in full.

Plan Amendment

The Plan was amended effective December 6, 2010 to modify provisions specific to distributions and conditions for distributions upon termination of employment, as well as to comply with provisions of the Heroes Earnings Assistance and Relief Tax Act of 2008 and Worker, Retiree and Employer Recovery Act of 2008.

The Plan was amended effective December 29, 2009 to comply with provisions of the Pension Protection Act of 2006.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Event Measurement Date

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements. No subsequent events were identified that would require a change to the financial statements. Subsequent to December 31, 2010, the Plan Sponsor identified operational errors relating to the Plan. See Note 10, *Voluntary Correction Program*, for additional disclosure regarding this event.

2. Summary of Significant Accounting Policies– *(Continued)*

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined using prices as discussed in Note 3, *Fair Value Measurements*. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Net appreciation includes the Plan's realized gains and losses on investment securities purchased and sold as well as unrealized gains and losses on investment securities held during the Plan year.

At December 31, 2010, an investment option available to participants was the Wells Fargo Stable Value Fund M (the "Fund"), a large stable value collective trust fund. At December 31, 2010, the Fund was 100% invested in the Wells Fargo Stable Return Fund G, sponsored by Wells Fargo Bank, N.A., whose investments include investment contracts issued by insurance companies and other financial institutions. The contract value of the Fund is based on the underlying unit values reported by the collective trust fund investment. The Fund is included in the financial statements at contract value and fair value as reported to the Plan by Wells Fargo. Contract value represents the contributions made under the contract, plus earnings, less participant withdrawals.

The Fund requires a 12-month notice from plan sponsors for withdrawal of the Plan's assets from the Fund. This requirement, sometimes referred to as a '12-month put', minimizes the impact from the actions of one or more plan sponsors from adversely impacting other plan investors, reduces the need for excess liquidity to accommodate potential withdrawals, thereby allowing the Fund manager to more fully invest the Fund's assets and optimize yield and makes wrap contracts, which are essential to the stable value product, more accessible and less expensive than they would otherwise be. Providers of these contracts view the 12-month notice as an important element for a healthy stable value fund.

Stable value crediting rates tend to lag market rates when there is a significant move up or down in interest rates. The risk is managed by introducing a requirement that Plan participants may not transfer their assets from the Stable Return Fund directly into a "competing" investment option, such as a money market fund. In order to transfer assets in their account from the Stable Return Fund to a competing option, participants must first transfer the assets into a non-competing option for at least 90 days.

The yield earned by the Fund at December 31, 2010 and 2009 was 2.38% and 3.40%, respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2010 and 2009, respectively.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2010 and 2009 was 2.90% and 3.32%, respectively. This represents the annualized earnings credited to the participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2010 and 2009, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans, if deemed to be in default, are reclassified as distributions in accordance with the terms of the Plan document.

2. Summary of Significant Accounting Policies– *(Continued)*

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. Administrative expenses of $22,321 and $27,460 were paid by the Bank on behalf of the Plan for the years ended December 31, 2010 and 2009, respectively.

Reclassification

Certain reclassifications have been made to the prior period financial statements to conform to the December 31, 2010 reporting presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*, to clarify how loans to participants should be classified and measured by defined contribution pension plans. The amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. As such, participant loans are excluded from the fair value disclosures under ASC 825, Financial Instruments, as well as disclosures for nonaccrual and past due financing receivables within Topic 310, Receivables. The amendments in this update have been applied retrospectively to all prior periods presented, effective for fiscal year ending December 31, 2010. T he adoption of this guidance for the plan year ending December 31, 2010 did not have a material effect on the Plan's financial statements.

In February 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*. The amendment to Topic 820, Fair Value Measurements and Disclosures, requires additional disclosures about fair value measurements including transfer in and out of Levels 1 and 2 and higher levels of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair values measurements, information about purchases, sales, issuances and settlements should be presented separately. The guidance was effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as level 3, which is effective for reporting periods beginning after December 15, 2010. The adoption of ASU No. 2010-06 for the plan year beginning on January 1, 2010 did not have a material effect on the Plan's financial statements.

2. Summary of Significant Accounting Policies– *(Continued)*

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value*. This update provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In such circumstances, the ASU specifies that a valuation technique should be applied that uses either the quote for the liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance was effective for the first reporting period beginning after the date of issuance. The adoption of this guidance for the plan year beginning January 1, 2010, had no material effect on the Plan's financial statements.

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with generally accepted accounting principles, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement –

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

3. Fair Value Measurement – *(Continued)*

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2010 and 2009, and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Mutual funds:				
Domestic equity	$ 1,440,560	$ 1,440,560	$ -	$ -
Fixed income	965,109	965,109	-	-
International equity	348,780	348,780	-	-
Index	113,290	113,290	-	-
Money market	13,567	13,567	-	-
Common collective trust	617,361	-	617,361	-
Company stock fund	594,649	594,649	-	-
Total investments at fair value	$ 4,093,316	$ 3,475,955	$ 617,361	$ -
December 31, 2009				
Mutual funds:				
Domestic equity	$ 1,029,334	$ 1,029,334	$ -	$ -
Fixed income	737,471	737,471	-	-
International equity	293,540	293,540	-	-
Index	81,509	81,509	-	-
Money market	194	194	-	-
Common collective trust	571,906	-	571,906	-
Company stock fund	431,470	431,470	-	-
Total investments at fair value	$ 3,145,424	$ 2,573,518	$ 571,906	$ -

The Plan did not have any assets measured at fair value on a recurring basis for which the Plan utilized Level 3 inputs to determine fair value. Participant loans were previously measured at fair value utilizing Level 3 inputs, however, upon the adoption of ASU 2010-25 as described in Note 2, *Summary of Significant Accounting Policies*, participant loans should be classified as notes receivable from participants and are no longer subject to fair value disclosures.

3. Fair Value Measurement – *(Continued)*

The following is a description of the valuation methodologies used for instruments measured at fair value:

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy.

Common Collective Trust: The Wells Fargo Stable Value Fund M is a large stable value collective trust fund trusteed by Wells Fargo Bank, N.A. and advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo & Company. The fair value of investments in collective trust funds are measured as the fair value of the ownership interest in the fund, which may not always be the fair value of the underlying net assets of the collective investment trust. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. In addition, consideration is given to specific rights or obligations that pertain to the investments. Based on the observability of prices or inputs used to value the underlying portfolio instruments, the investment in the collective trust is classified as Level 2 in the fair value hierarchy.

Company Stock Fund: The Company Stock Fund is an employer stock fund that consists of Naugatuck Valley Financial Corporation common stock and a short-term cash component, which provides liquidity for daily trading. Naugatuck Valley Financial Corporation common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Naugatuck Valley Financial Corporation Company Stock Fund is classified as Level 1 within the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have any financial instruments carried at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

4. Investments

As of December 31, 2010 and 2009, the fair values of individual investments that represented 5% or more of the Plan's total net assets were as follows:

	December 31, 2010	December 31, 2009
Wells Fargo Stable Value Fund Class M	$ 617,361	$ 571,906
* Company Stock Fund	594,649	431,470
* Fidelity Contrafund	453,524	362,001
Livestrong 2025 Portfolio Advisor Fund	359,699	246,789
Europacific Growth Fund Class R3	**	167,735

* *Indicates party-in-interest*

** *Investment is not greater than 5% of net assets available for benefits at December 31, therefore, balance is not shown.*

For the years ended December 31, 2010 and 2009, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31, 2010	December 31, 2009
Mutual funds	$ 316,674	$ 387,540
Common collective trust	15,712	9,583
Company stock fund	77,852	42,655
Net appreciation	$ 410,238	$ 439,778

5. Related-Party Transactions

The Bank controls and manages the operation and administration of the Plan, and certain Bank officers, who act as Trustee of the Plan, are participants in the Plan. No officers or employees of the Bank receive compensation from the Plan. The Company Stock Fund available as an investment option to participants includes shares of common stock issued by the Company. Because the Company is the holding company of the Bank, the Plan Sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. As discussed in Note 1, *Description of the Plan*, ING, then Reliance, were Trustees of the Plan, and ING, then Fidelity, were Custodians of the Plan that administered participant directed investments in various investment options as designated by the participants. Transactions with them qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

6. Risks and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

7. Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor's opinion letter from the Internal Revenue Service dated March 31, 2008. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan is required to evaluate tax positions taken and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

During 2009, the Plan took remedial actions under ERISA to correct an in-service distribution to a participant who was not eligible to receive this type of distribution. The operational defect did not have a material impact on the Plan financial statements. The Plan Administrator believes, on the advice of legal counsel, that the operational defect did not have an adverse effect on the tax status of the Plan.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan's net assets after payment of all liabilities and expenses. As of December 31, 2010 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 4,383,786	$ 3,230,640
Participant contributions receivable	-	(6,832)
Employer contributions receivable	-	(3,694)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common collective trust	13,290	-
Net assets available for benefits per Form 5500	$ 4,397,076	$ 3,220,114

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net increase in net assets available for benefits per the financial statements	$ 1,153,146	$ 1,025,144
Participant contributions receivable	6,832	(6,832)
Employer contributions receivable	3,694	(3,694)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	13,290	-
Net increase in net assets available for benefits per Form 5500	$ 1,176,962	$ 1,014,618

10. Voluntary Correction Program

Subsequent to December 31, 2010, the Plan Sponsor identified operational errors relating to the Plan, in which certain types of compensation were improperly excluded from the Plan's definition of "compensation" for purposes of determining salary deferral and matching contributions. To correct these operational errors, the Plan Sponsor is in the process of submitting a request pursuant to the Voluntary Correction Program ("VCP") under the Employee Plans Compliance Resolution System, as set forth in Revenue Procedure 2008-50. The estimated amount of the corrective contribution to the Plan is $183,000, which is reflected in the December 31, 2010 financial statements.

SUPPLEMENTAL SCHEDULE

EIN 06-0465350 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
Mutual Funds:				
	Allianz	Pimco Total Return Fund Class A	**	$ 161,585
	Allianz	Allianz NFJ International Value Fund Class A	**	66,768
	American Century Investments	Livestrong 2025 Portfolio Advisor Fund	**	359,699
	American Century Investments	Livestrong 2035 Portfolio Advisor Fund	**	177,986
	American Century Investments	Livestrong 2015 Portfolio Advisor Fund	**	80,182
	American Century Investments	Livestrong 2045 Portfolio Advisor Fund	**	79,223
	American Century Investments	Livestrong Income Portfolio Advisor Fund	**	70,834
	American Funds	Europacific Growth Fund Class R3	**	194,958
	American Funds	World Growth Income Fund Class R3	**	87,054
	BlackRock	BlackRock Equity Dividend Fund Service Class	**	77,294
	Columbia Management	Columbia Mid Cap Value Opportunity Fund Class R4	**	197,257
	Columbia Management	Columbia Small Cap Value Fund I Class A	**	91,137
	Davis Funds	Davis New York Venture Fund Class A	**	1,266
	Eagle	Eagle Small Cap Growth Fund Class A	**	201,866
	Eaton Vance	Eaton Vance Large-Cap Value Fund Class A	**	176,501
*	Fidelity Investments	Fidelity Contrafund	**	453,524
*	Fidelity Investments	Spartan 500 Index Fund Investor Class	**	113,290
	Fidelity Investments	Fidelity Retirement Money Market Portfolio	**	13,507
*	Fidelity Investments	Fidelity Cash Reserves Fund	**	60
	Invesco	AIM Real Estate Fund Class A	**	1,044
	MainStay	MainStay High Yield Corporate Bond Fund Class A	**	35,528
	OppenheimerFunds	Oppenheimer Strategic Income Fund Class A	**	72
	Prudential	Prudential Jennison Mid Cap Growth Fund Class R4	**	98,831
	T. Rowe Price	T. Rowe Price Blue Chip Growth Advantage Fund Class	**	141,840
				2,881,306
Common Collective Trust:				
	Wells Fargo	Wells Fargo Stable Value Fund Class M	**	617,361
Company Stock:				
*	Naugatuck Valley Financial Corporation	Company Stock Fund	**	594,649
Notes Receivable from Participants:				
*	Participant loans	Various terms collateralized by vested account balance, interest rates ranging from 4.25% to 9.25%	-	145,768
				$ 4,239,084

* Indicates party-in-interest

** Cost information is not required for participant-directed funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 11/07/11

Naugatuck Valley Savings and Loan Employee Savings Plan

Patricia Peterson

Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants
147 Charter Oak Avenue
Hartford, Connecticut 06106
860.522.3111 (voice)
860.524.4475 (fax)
www.whcpa.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-119499) on Form S-8 of our report dated October 14, 2011, with respect to the financial statements and the supplemental schedule of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2010.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
October 14, 2011